MORGAN STANLEY & CO. LLC

1585 Broadway

New York, New York 10036

October 6, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	HubSpot, Inc.

Acceleration Request for Registration Statement on Form S-1, as amended

File No. 333-198333

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”) in connection with the offering pursuant to the above-captioned Registration Statement, hereby join in the request of HubSpot, Inc. that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m. Eastern Time on October 8, 2014, or as soon thereafter as practicable. The undersigned, as representatives of the Underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that between September 26, 2014 and the date hereof, copies of the preliminary prospectus dated September 26, 2014 were distributed as follows:

To Whom Distributed	Number of Copies
Prospective Underwriters	2,371
Prospective Dealers	10
Institutional Investors	1,874
Others	993

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC As Representatives of the Several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Anatoliy Gliberman
Name:	Anatoliy Gliberman
Title:	Vice President

J.P. MORGAN SECURITIES LLC

By:	/s/ Sanjay Jain
Name:	Sanjay Jain
Title:	Managing Director

[Signature Page to Acceleration Request]